Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

November 20, 2018

VIA EDGAR TRANSMISSION

Ms. Christina Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File Nos.: 33-172080 and 811-22525

Dear Ms. Fettig:

The purpose of this letter is to respond to the comments you provided to officers of the Trust on October 18, 2018, regarding the review of the most recent annual report (the “Report”) and other filings for the following series of the Trust (each a “Fund” and collectively, the “Funds”) as of the dates noted below:

Fund Name	Fiscal Year End	N-CSR filing date
Jackson Square All-Cap Growth Fund	10/31/2017	1/3/2018
Jackson Square Global Growth Fund	10/31/2017	1/3/2018
Jackson Square Large-Cap Growth Fund	10/31/2017	1/3/2018
Jackson Square Select 20 Growth Fund	10/31/2017	1/3/2018
Jackson Square SMID-Cap Growth Fund	10/31/2017	1/3/2018

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Reports.

1.
The Staff notes that each Fund uses the IS Class for the line graph required by Item 27(b)(7)(ii)(A) of Form N-1A and that the line graphs assume an initial investment of $10,000. Given that the IS Class for each Fund has a minimum initial investment of $1,000,000, please assume an initial investment of $1,000,000 for the line graph in future Reports in accordance with instruction 1(d) to Item 27(b)(7) of Form N-1A.

The Trust responds by undertaking to assume an initial investment of $1,000,000 for the line graph in future Reports, assuming the minimum initial investment for the IS Class remains $1,000,000.

2.
The Staff notes that several Funds had holdings in individual sectors which exceeded 25% of the Fund’s total assets. While the Funds each have a “Sector Emphasis Risk” consider disclosing risks specific to the particular sectors in which the Funds consistently have significant exposure.

The Trust responds by undertaking to review the investments of each Fund at the time of the next annual update to the Funds’ registration statement and adding risk disclosure if appropriate at that time.

3.
The Staff notes that Note 3 to the financial statements, which addresses securities valuation, includes a table showing a breakdown of each type of security held by the Funds into Level 1, Level 2 or Level 3, and that the Jackson Square All-Cap Growth Fund, the Jackson Square Global Growth Fund and the Jackson Square SMID-Cap Growth Fund each held common stocks that were classified as Level 1 and Level 2. Consider adding sub-headings to the table, such as by industry or country, which would show a further breakdown of the Level 1 and Level 2 securities.

The Trust respectfully declines to add additional lines to the table in the notes to the financial statements; however, the Trust undertakes to add a footnote to equity securities which are classified as Level 2 in each Fund’s schedule of investments in future Reports.

4.
The Staff notes that financial statements for the Funds for fiscal years ended prior to October 31, 2016 were not audited by Cohen & Company, Ltd., the Funds’ current auditor. Please indicate whether the Funds received the letter required by Item 304(a)(3) of Regulation S-K from the Funds’ prior auditor.

The Trust responds by noting that the Funds’ annual report for the period ended October 31, 2016 included the following disclosure, in compliance with Item 304 of Regulation S-K:

“12. CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Unaudited)

As a result of the reorganization of the Predecessor Funds into newly created series of the Trust on September 16, 2016, PricewaterhouseCoopers LLP resigned as independent registered public accounting firm for the Predecessor Funds, series of the Delaware Pooled® Trust on September 19, 2016.  The Board of Trustees of the Trust, upon the recommendation of the Trust’s audit committee, selected Cohen & Company, Ltd. as independent registered public accounting firm for the Large-Cap Growth Fund, Select 20 Growth Fund, and SMID-Cap Growth Fund.

During the last five fiscal years ended October 31, 2015, and the subsequent interim period through September 16, 2016, there were no (1) disagreements with PricewaterhouseCoopers LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreements, or (2) reportable events.

The audited reports by PricewaterhouseCoopers LLP on the financial statements of the Predecessor Funds as of and for the fiscal years ended October 31, 2015, 2014, 2013, 2012, and 2011, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.”

The Trust did not request a letter from PricewaterhouseCoopers LLP at the time of filing the annual report for the period ended October 31, 2016 but undertakes to request such a letter and provide it to the Staff for review if so requested.

5.
The Staff notes that the Report for the period ended October 31, 2017, includes a subsequent event note regarding the redemption of a shareholder for the Jackson Square Select 20 Growth Fund, Market Street Actively Managed Fund, which had held over 80% of the Fund’s outstanding shares. Please indicate whether the Trust considered including a risk related to the Fund’s shareholder concentration or supplementing the Fund’s registration statement to disclose the impact on the gross expense ratio of the Fund.

The Trust responds that it did not include a shareholder concentration risk for the Fund or supplement the Fund’s registration statement to show the impact of the redemption on the Fund’s gross expense ratio because of the operating expenses limitation agreement (the “OELA”) that is in place with respect to the Fund. Form N-1A requires disclosure of the risks that are reasonably likely to adversely affect the Fund’s net asset value. The Fund’s OELA is indefinite in term but could not be terminated during the period the Fund’s prospectus was effective. The OELA capped the Fund’s expenses, subject to certain exclusions, at 0.87%. Given the existence of the OELA, the Trust did not believe the shareholder concentration presented a risk to shareholders of the Fund. Furthermore, given the existence of the OELA, the Trust did not believe a supplement to the Fund’s registration statement was needed to disclose the impact to the gross expense ratio because there was no impact to the net expense ratio paid by shareholders.

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We trust that the above responses adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch
Thomas A. Bausch, Esq.
Secretary

cc:    Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP